UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Group Reporting Changes (effective 1 January 2010)    22 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 22, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 22, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

22 March 2010

Barclays PLC
Group Reporting Changes (effective 1st January 2010)
2009 & 2008 Segmental Restatement

This announcement provides further details of the changes to the Group structure announced on 3 November 2009 and restates the Group financial statements for 2009 and 2008 on the basis that such changes had already been introduced for those reporting periods. Whilst these restatements affect the reported results of the segments that comprise the Group's business, they have no impact on the Group's overall Income Statement, Balance Sheet or other primary statements.
Overview
We have reorganised our activities to form three business groupings: Global Retail Banking ("GRB"), Corporate and Investment Banking and Wealth Management ("CIBWM") and Absa. We retain our Head Office and Other Operations activity.
These changes have been made to the Group structure to create a better alignment of customers and clients with the products and services offered by Barclays across the markets in which we operate.
GRB
will focus on mass consumer, mass affluent and local business customers. The physical footprint of these businesses has been expanded significantly over the past three years and with it the number of customers we serve. This reflects investment in customer-facing staff, distribution channels, and customer recruitment and has enabled us to increase the ratio of non-UK to UK business, whilst also strengthening our UK franchises. Going forward, we will place particular emphasis on creating appropriate scale in the markets in which we have an existing presence. As we do that, our objectives in GRB will be four-fold:
·
profit growth;
·
an improved loan-to-deposit ratio;
·
further international diversification through deepening existing presences; and
·
the generation of net equity.
In CIBWM,
Barclays Corporate
includes the medium and larger customer segment from the former Barclays Commercial Bank, coupled with the corporate relationships from the former GRCB - Western Europe and the complete country operations of certain countries from the former GRCB - Emerging Markets. In aggregate,
Barclays Corporate
is now present in 11 countries grouped into three market segments for management and reporting purposes - UK & Ireland, Continental Europe (Spain, Italy, Portugal and France), and New Markets (India, Pakistan, Indonesia, Russia and the UAE).
Barclays Corporate
has been brought alongside
Barclays Capital
because we see significant synergies in sharing relationship management and sector expertise between the two businesses, driven by the increasing sophistication, interdependence and international nature of client requirements from corporate banking and investment banking clients.
Many of the clients of
Barclays Capital
and
Barclays Corporate
seek the services of
Barclays Wealth
and, for this reason,
Barclays Wealth
forms part of
CIBWM
.
The
Investment Management
activities also form part of
CIBWM
, reflecting the Group's oversight of its retained 19.9% stake in BlackRock Inc.
Further Details on Barclays Corporate
As part of the restructuring, Barclays Corporate will realign some of its businesses, in order to focus its resources on those activities which will be prioritised going forward. This realignment will result in a non-recurring charge of approximately £100 million being taken by Barclays Corporate in the first half of 2010.
In Indonesia, Barclays continues to view the market as attractive for banking services but intends to focus, going forward, on wholesale activities which have no dependency on a branch network. As a result, therefore, the Bank Akita platform will be exited.
In India, Pakistan, Russia and the UAE, Barclays Corporate will primarily target the commercial banking needs of larger local corporates and the local operations of multi-nationals, working in close cooperation with both Barclays Capital and Barclays Wealth. The retail strategy in these countries will be developed in close collaboration with GRB.
Investor seminars
Investor and analyst seminars for Global Retail Banking and Barclays Corporate will be held later in 2010.
For further information please contact:

Investor Relations                                                                                                          Media Relations
Stephen Jones / James Johnson                                                                                     Howell James / Alistair Smith
+44 (0)20 7116 5752/7233                                                                                              +44 (0)20 7116 6060/6132
About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 144,200 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

Technical Note
This Restatement presents the Group on the basis of its continuing operations. For this purpose, the Barclays Global Investors business disposed of on 1st December 2009 has been dealt with as a discontinued operation.
In this document, all terms have the same definition as in the glossary presented within the Results Announcement for the year ended 31st December 2009.
The information in this announcement does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31st December 2008, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Companies Act 1985 and which did not make any statements under Section 237 of the Companies Act 1985, have been delivered to the Registrar of Companies in accordance with Section 242 of the Companies Act 1985. Statutory accounts for the year ended 31st December 2009 will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Forward-looking Statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Reorganisation Highlights

2009 & 08 as Published	Group Structure Changes	As Restated
GRCB		GRB
UK Retail Banking Services to UK retail and local business customers	Smaller business customers transferred from Barclays Commercial Bank	UK Retail Banking Services to UK retail and local business customers	p. 4
Barclays Commercial Bank SME corporate customers in the UK & Ireland	Smaller business customers transferred to UK Retail Banking Balance of business to Barclays Corporate in CIBWM	-
Barclaycard UK and International Barclaycard operations	Minor re-alignment of branch network costs from UK Retail Banking and other central costs	Barclaycard UK and International Barclaycard operations	p. 6
GRCB - Western Europe Retail and commercial banking in Continental Europe serving customers principally in Spain, Italy, Portugal, France and Russia

Larger business customers in Spain, Italy and Portugal transferred to Barclays Corporate
All commercial customers in France and all business in Russia transferred to Barclays Corporate
All private banking customers in France transferred from Barclays Wealth
		Western Europe Retail Banking Banking in Western Europe serving retail and local business customers principally in Spain, Italy and Portugal, and retail customers in France	p. 8
GRCB - Emerging Markets Retail and commercial banking in 14 countries in Africa, the Indian Ocean and other markets	Businesses in India, Indonesia, Pakistan and the UAE transferred to Barclays Corporate	Barclays Africa Retail and commercial banking operations in 10 countries in Africa and the Indian Ocean	p. 10
GRCB - Absa	Now managed as a separate business unit	-
IBIM		CIBWM
Barclays Capital Global investment banking	No change	Barclays Capital Global investment banking	p. 12
-	Larger business customers transferred from Barclays Commercial Bank	Barclays Corporate - UK & Ireland SME corporate customers in UK & Ireland	p. 14
	Larger business customers in Spain, Italy and Portugal and all commercial customers in France transferred from GRCB - Western Europe	- Continental Europe SME corporate customers in Continental Europe
	All businesses in India, Indonesia, Pakistan and the UAE transferred from GRCB - Emerging Markets and all business in Russia transferred from GRCB - Western Europe	- New Markets All businesses in India, Pakistan, Indonesia, Russia and the UAE
Barclays Wealth Private banking and wealth management	All private banking customers in France transferred to Western Europe Retail Banking	Barclays Wealth Private banking and wealth management	p. 18
BGI 19.9% interest in BlackRock Inc. and minor residual BGI activities	-	Investment Management[1] 19.9% interest in BlackRock Inc. and minor residual BGI activities	p. 20
GRCB - Absa		Absa	p. 22
-	Absa is now managed as a separate business unit Central support function costs now excluded and re-aligned to other businesses	All Absa operations, except Absa Capital, Absa Card and Absa Wealth which continue to be included within Barclays Capital, Barclaycard and Barclays Wealth respectively
Head Office		Head Office	p. 24
Head office functions and other central operations	No change	Head office functions and other central operations

1     Separate disclosure of the Investment Management results has been provided to give greater transparency.

Restatements Summary

Profit Before Tax Movements Showing the Impact of the Organisational Restructure

	2009 as Published	Group Structure Changes	2009 as Restated
	£m	£m	£m
UK Retail Banking	612	98	710
Barclays Commercial Banking	749	(749)	-
Barclaycard	761	(34)	727
GRCB - Western Europe / Western Europe Retail Banking	130	150	280
GRCB - Emerging Markets / Barclays Africa	(254)	358	104
GRCB - Absa	506	(506)	-
GRCB/GRB total	2,504	(683)	1,821

Barclays Capital	2,464	-	2,464
Barclays Corporate	-	157	157
Barclays Wealth	145	(2)	143
Barclays Global Investors (continuing operations) / Investment Management[1]	22	-	22
IBIM/CIBWM total	2,631	155	2,786

Absa	-	528	528

Head Office Functions and Other Operations	(550)	-	(550)
Group profit before tax from continuing operations	4,585	-	4,585
Barclays Global Investors (discontinued operations)	726	-	726
Profit on disposal of Barclays Global Investors	6,331	-	6,331
Group profit before tax	11,642	-	11,642

Restated Profit Before Tax by Business Grouping

	2009 as Restated	2008 as Restated
	£m	£m
UK Retail Banking	710	1,558
Barclaycard	727	766
Western Europe Retail Banking	280	232
Barclays Africa	104	180
GRB total	1,821	2,736

Barclays Capital	2,464	1,302

UK & Ireland	673	1,095
Continental Europe	(83)	22
New Markets	(433)	(49)
Barclays Corporate	157	1,068

Barclays Wealth	143	671
Investment Management[1]	22	(346)
CIBWM total	2,786	2,695

Absa	528	563

Head Office Functions and Other Operations	(550)	(858)
Group profit before tax from continuing operations	4,585	5,136
Barclays Global Investors (discontinued operations)	726	941
Profit on disposal of Barclays Global Investors	6,331	-
Group profit before tax	11,642	6,077

1     Separate disclosure of the Investment Management results has been provided to give greater transparency.

Results by Business

UK Retail Banking - Full Year Ended
Income Statement Information	2009 as Published	Group Structure Changes	2009 as Restated	2008 as Restated
	£m	£m	£m	£m
Net interest income	2,624	218	2,842	3,245
Net fee and commission income	1,225	74	1,299	1,384

Net premiums from insurance contracts	198	-	198	205
Other income	6	(1)	5	21
Total income	4,053	291	4,344	4,855
Net claims and benefits incurred under insurance contracts	(68)	-	(68)	(35)
Total income net of insurance claims	3,985	291	4,276	4,820
Impairment charges and other credit provisions	(936)	(95)	(1,031)	(642)
Net income	3,049	196	3,245	4,178

Operating expenses excluding amortisation of intangible assets	(2,400)	(96)	(2,496)	(2,606)
Amortisation of intangible assets	(40)	(2)	(42)	(22)
Operating expenses	(2,440)	(98)	(2,538)	(2,628)

Share of post-tax results of associates and joint ventures	3	-	3	8
Profit before tax	612	98	710	1,558

Balance Sheet Information
Loans and advances to customers at amortised cost	£99.1bn	£3.9bn	£103.0bn	£98.8bn
Customer accounts	£92.5bn	£4.3bn	£96.8bn	£93.8bn
Total assets	£105.2bn	£4.1bn	£109.3bn	£105.9bn

Performance Ratios
Return on average economic capital	12%	1%	13%	28%
Cost:income ratio	61%	(2%)	59%	55%
Cost:net income ratio	80%	(2%)	78%	63%

Other Financial Measures
Economic (loss)/profit	(£64m)	£57m	(£7m)	£768m
Risk weighted assets	£32.2bn	£3.7bn	£35.9bn	£34.3bn

Key Facts
Number of UK current accounts	11.2m	-	11.2m	11.7m
Number of UK savings accounts	13.2m	-	13.2m	12.0m
Number of UK mortgage accounts	834,000	-	834,000	816,000
LTV of mortgage book	43%	-	43%	40%
LTV of new mortgage lending	48%	-	48%	47%
Number of Local Business customers	686,000	56,000	742,000	715,000
Number of branches	1,698	-	1,698	1,724
Number of ATMs	3,394	-	3,394	3,455
Number of employees (full time equivalent)	30,400	1,500	31,900	33,800

Results by Business

UK Retail Banking - Restated Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	1,417	1,425	1,666	1,579
Net fee and commission income	651	648	709	675

Net premiums from insurance contracts	91	107	102	103
Other (loss)/income	(1)	6	18	3
Total income	2,158	2,186	2,495	2,360
Net claims and benefits incurred under insurance contracts	(33)	(35)	(16)	(19)
Total income net of insurance claims	2,125	2,151	2,479	2,341
Impairment charges and other credit provisions	(510)	(521)	(337)	(305)
Net income	1,615	1,630	2,142	2,036

Operating expenses excluding amortisation of intangible assets	(1,197)	(1,299)	(1,359)	(1,247)
Amortisation of intangible assets	(22)	(20)	(13)	(9)
Operating expenses	(1,219)	(1,319)	(1,372)	(1,256)

Share of post-tax results of associates and joint ventures	1	2	4	4
Profit before tax	397	313	774	784

Balance Sheet Information
Loans and advances to customers at amortised cost	£103.0bn	£100.3bn	£98.8bn	£93.5bn
Customer accounts	£96.8bn	£96.0bn	£93.8bn	£92.9bn
Total assets	£109.3bn	£106.9bn	£105.9bn	£100.9bn

Performance Ratios
Return on average economic capital	15%	12%	26%	30%
Cost:income ratio	57%	61%	55%	54%
Cost:net income ratio	75%	81%	64%	62%

Other Financial Measures
Economic profit/(loss)	£31m	(£38m)	£374m	£394m
Risk weighted assets	£35.9bn	£35.3bn	£34.3bn	£36.0bn

Key Facts
Number of UK current accounts	11.2m	11.4m	11.7m	11.5m
Number of UK savings accounts	13.2m	13.0m	12.0m	11.7m
Number of UK mortgage accounts	834,000	824,000	816,000	786,000
LTV of mortgage book	43%	44%	40%	36%
LTV of new mortgage lending	48%	46%	47%	49%
Number of Local Business customers	742,000	728,000	715,000	707,000
Number of branches	1,698	1,720	1,724	1,733
Number of ATMs	3,394	3,414	3,455	3,336
Number of employees (full time equivalent)	31,900	32,800	33,800	33,600

Results by Business

Barclaycard - Full Year Ended
Income Statement Information	2009 as Published	Group Structure Changes	2009 as Restated	2008 as Restated
	£m	£m	£m	£m
Net interest income	2,723	-	2,723	1,786
Net fee and commission income	1,271	-	1,271	1,299

Net trading (loss)/income	(1)	-	(1)	2
Net Investment income	23	-	23	80
Principal transactions	22	-	22	82

Net premiums from insurance contracts	44	-	44	44
Other income	2	(1)	1	21
Total income	4,062	(1)	4,061	3,232
Net claims and benefits incurred under insurance contracts	(20)	-	(20)	(11)
Total income net of insurance claims	4,042	(1)	4,041	3,221
Impairment charges and other credit provisions	(1,798)	-	(1,798)	(1,097)
Net income	2,244	(1)	2,243	2,124

Operating expenses excluding amortisation of intangible assets	(1,412)	(33)	(1,445)	(1,386)
Amortisation of intangible assets	(82)	-	(82)	(61)
Operating expenses	(1,494)	(33)	(1,527)	(1,447)

Share of post-tax results of associates and joint ventures	8	-	8	(3)
Profit on disposal of subsidiaries, associates and joint ventures	3	-	3	-
Gain on acquisition	-	-	-	92
Profit before tax	761	(34)	727	766

Balance Sheet Information
Loans and advances to customers at amortised cost	£26.5bn	-	£26.5bn	£27.4bn
Total assets	£30.2bn	£0.1bn	£30.3bn	£31.0bn

Performance Ratios
Return on average economic capital	15%	(1%)	14%	22%
Cost:income ratio	37%	1%	38%	45%
Cost:net income ratio	67%	1%	68%	68%

Other Financial Measures
Economic profit	£45m	(£27m)	£18m	£318m
Risk weighted assets	£30.6bn	-	£30.6bn	£27.3bn

Key Facts
Number of Barclaycard UK customers	10.4m	-	10.4m	11.7m
Number of Barclaycard International customers	10.8m	-	10.8m	11.8m
Total number of Barclaycard customers	21.2m	-	21.2m	23.5m
UK credit cards - average outstanding balances	£10.8bn	-	£10.8bn	£10.2bn
International - average outstanding balances	£9.7bn	-	£9.7bn	£6.5bn
Total - average outstanding balances	£20.5bn	-	£20.5bn	£16.7bn
UK credit cards - average extended credit balances	£8.5bn	-	£8.5bn	£8.0bn
International - average extended credit balances	£7.9bn	-	£7.9bn	£5.2bn
Total - average extended credit balances	£16.4bn	-	£16.4bn	£13.2bn
Loans - average total outstandings	£6.0bn	-	£6.0bn	£5.9bn
Number of retailer relationships	87,000	-	87,000	89,000
Number of employees (full time equivalent)	10,300	(200)	10,100	10,300

Results by Business

Barclaycard - Restated Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	1,366	1,357	999	787
Net fee and commission income	651	620	715	584

Net trading (loss)/income	(2)	1	1	1
Net Investment income	3	20	64	16
Principal transactions	1	21	65	17

Net premiums from insurance contracts	23	21	26	18
Other income	-	1	-	21
Total income	2,041	2,020	1,805	1,427
Net claims and benefits incurred under insurance contracts	(9)	(11)	(5)	(6)
Total income net of insurance claims	2,032	2,009	1,800	1,421
Impairment charges and other credit provisions	(883)	(915)	(620)	(477)
Net income	1,149	1,094	1,180	944

Operating expenses excluding amortisation of intangible assets	(758)	(687)	(759)	(627)
Amortisation of intangible assets	(45)	(37)	(34)	(27)
Operating expenses	(803)	(724)	(793)	(654)

Share of post-tax results of associates and joint ventures	6	2	(2)	(1)
Profit on disposal of subsidiaries, associates and joint ventures	-	3	-	-
Gain on acquisition	-	-	3	89
Profit before tax	352	375	388	378

Balance Sheet Information
Loans and advances to customers at amortised cost	£26.5bn	£26.0bn	£27.4bn	£22.1bn
Total assets	£30.3bn	£29.6bn	£31.0bn	£24.3bn

Performance Ratios
Return on average economic capital	13%	15%	22%	21%
Cost:income ratio	40%	36%	44%	46%
Cost:net income ratio	70%	66%	67%	69%

Other Financial Measures
Economic (loss)/profit	(£10m)	£28m	£175m	£143m
Risk weighted assets	£30.6bn	£26.9bn	£27.3bn	£22.8bn

Key Facts
Number of Barclaycard UK customers	10.4m	11.9m	11.7m	11.9m
Number of Barclaycard International customers	10.8m	11.7m	11.8m	8.1m
Total number of Barclaycard customers	21.2m	23.6m	23.5m	20.0m
UK credit cards - average outstanding balances	£10.9bn	£10.8bn	£10.8bn	£9.7bn
International - average outstanding balances	£9.6bn	£9.9bn	£7.8bn	£5.1bn
Total - average outstanding balances	£20.5bn	£20.7bn	£18.6bn	£14.8bn
UK credit cards - average extended credit balances	£8.5bn	£8.5bn	£8.5bn	£7.5bn
International - average extended credit balances	£7.8bn	£8.0bn	£6.1bn	£4.3bn
Total - average extended credit balances	£16.3bn	£16.5bn	£14.6bn	£11.8bn
Loans - average total outstandings	£5.9bn	£6.0bn	£6.1bn	£5.8bn
Number of retailer relationships	87,000	88,000	89,000	93,000
Number of employees (full time equivalent)	10,100	10,100	10,300	10,100

Results by Business

Western Europe Retail Banking - Full Year Ended
Income Statement Information	2009 as Published[1]	Group Structure Changes	2009 as Restated	2008 as Restated
	£m	£m	£m	£m
Net interest income	1,182	(314)	868	642
Net fee and commission income	438	(86)	352	327

Net trading income	-	14	14	4
Net investment income	123	(5)	118	161
Principal transactions	123	9	132	165

Net premiums from insurance contracts	544	-	544	352
Other income/(expense)	8	(14)	(6)	38
Total income	2,295	(405)	1,890	1,524
Net claims and benefits incurred under insurance contracts	(572)	-	(572)	(365)
Total income net of insurance claims	1,723	(405)	1,318	1,159
Impairment charges and other credit provisions	(667)	329	(338)	(172)
Net income	1,056	(76)	980	987

Operating expenses excluding amortisation of intangible assets	(1,075)	210	(865)	(794)
Amortisation of intangible assets	(38)	16	(22)	(13)
Operating expenses	(1,113)	226	(887)	(807)

Share of post-tax results of associates and joint ventures	4	-	4	-
Profit on disposal of subsidiaries, associates and joint ventures	157	-	157	-
Gain on Acquisition	26	-	26	52
Profit before tax	130	150	280	232

Balance Sheet Information
Loans and advances to customers at amortised cost	£52.7bn	(£11.6bn)	£41.1bn	£42.1bn
Customer accounts	£23.4bn	(£5.8bn)	£17.6bn	£13.2bn
Total assets	£64.2bn	(£13.2bn)	£51.0bn	£52.0bn

Performance Ratios
Return on average economic capital	4%	10%	14%	27%
Cost:income ratio	65%	2%	67%	70%
Cost:net income ratio	105%	(14%)	91%	82%

Other Financial Measures
Economic (loss)/profit	(£234m)	£247m	£13m	£207m
Risk weighted assets	£32.4bn	(£15.6bn)	£16.8bn	£19.3bn

Key Facts
Number of customers	2.8m	(0.4m)	2.4m	2.1m
Number of employees (full time equivalent)	11,600	(2,000)	9,600	9,300
Number of branches	1,128	(34)	1,094	961
Number of sales centres	190	(22)	168	179
Number of distribution points	1,318	(56)	1,262	1,140

1     Published as GRCB - Western Europe.

Results by Business

Western Europe Retail Banking - Restated Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	405	463	356	286
Net fee and commission income	181	171	159	168

Net trading income	10	4	(7)	11
Net investment income	56	62	109	52
Principal transactions	66	66	102	63

Net premiums from insurance contracts	255	289	169	183
Other income/(expense)	1	(7)	21	17
Total income	908	982	807	717
Net claims and benefits incurred under insurance contracts	(272)	(300)	(176)	(189)
Total income net of insurance claims	636	682	631	528
Impairment charges and other credit provisions	(190)	(148)	(111)	(61)
Net income	446	534	520	467

Operating expenses excluding amortisation of intangible assets	(433)	(432)	(438)	(356)
Amortisation of intangible assets	(12)	(10)	(8)	(5)
Operating expenses	(445)	(442)	(446)	(361)

Share of post-tax results of associates and joint ventures	4	-	-	-
Profit on disposal of subsidiaries, associates and joint ventures	157	-	-	-
Gain on Acquisition	26	-	52	-
Profit before tax	188	92	126	106

Balance Sheet Information
Loans and advances to customers at amortised cost	£41.1bn	£36.0bn	£42.1bn	£29.7bn
Customer accounts	£17.6bn	£12.7bn	£13.2bn	£9.4bn
Total assets	£51.0bn	£45.2bn	£52.0bn	£38.3bn

Performance Ratios
Return on average economic capital	22%	7%	18%	36%
Cost:income ratio	70%	65%	71%	68%
Cost:net income ratio	100%	83%	86%	77%

Other Financial Measures
Economic profit/(loss)	£59m	(£46m)	£54m	£153m
Risk weighted assets	£16.8bn	£14.6bn	£19.3bn	£15.6bn

Key Facts
Number of customers	2.4m	2.1m	2.1m	2.0m
Number of employees (full time equivalent)	9,600	9,300	9,300	8,900
Number of branches	1,094	998	961	881
Number of sales centres	168	178	179	108
Number of distribution points	1,262	1,176	1,140	989

Results by Business

Barclays Africa - Full Year Ended
Income Statement Information	2009 as Published[1]	Group Structure Changes	2009 as Restated	2008 as Restated
	£m	£m	£m	£m
Net interest income	743	(245)	498	405
Net fee and commission income	232	(54)	178	162

Net trading income	61	(7)	54	70
Net investment income	7	-	7	87
Principal transactions	68	(7)	61	157

Other income	2	-	2	2
Total income	1,045	(306)	739	726
Impairment charges and other credit provisions	(471)	350	(121)	(71)
Net income	574	44	618	655

Operating expenses excluding amortisation of intangible assets	(846)	313	(533)	(472)
Amortisation of intangible assets	(6)	1	(5)	(3)
Operating expenses	(852)	314	(538)	(475)

Profit on disposal of subsidiaries, associates and joint ventures	24	-	24	-
Profit before tax	(254)	358	104	180

Balance Sheet Information
Loans and advances to customers at amortised cost	£7.3bn	(£3.4bn)	£3.9bn	£5.0bn
Customer accounts	£8.5bn	(£2.1bn)	£6.4bn	£7.3bn
Total assets	£11.9bn	(£4.0bn)	£7.9bn	£8.5bn

Performance Ratios
Return on average economic capital	(18%)	24%	6%	17%
Cost:income ratio	82%	(9%)	73%	65%
Cost:net income ratio	148%	(61%)	87%	73%

Other Financial Measures
Economic (loss)/profit	(£379m)	£326m	(£53m)	£50m
Risk weighted assets	£12.4bn	(£4.8bn)	£7.6bn	£8.7bn

Key Facts
Number of customers	3.7m	(0.9m)	2.8m	2.6m
Number of employees (full time equivalent)	17,400	(3,000)	14,400	16,500

Number of branches	514	(24)	490	484
Number of sales centres	169	(86)	83	169
Number of distribution points	683	(110)	573	653

1     Published as GRCB - Emerging Markets.

Results by Business

Barclays Africa - Restated Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	251	247	218	187
Net fee and commission income	89	89	89	73

Net trading income	27	27	38	32
Net investment income	6	1	70	17
Principal transactions	33	28	108	49

Other income/(expense)	1	1	(4)	6
Total income	374	365	411	315
Impairment charges and other credit provisions	(58)	(63)	(32)	(39)
Net income	316	302	379	276

Operating expenses excluding amortisation of intangible assets	(281)	(252)	(268)	(204)
Amortisation of intangible assets	(3)	(2)	(2)	(1)
Operating expenses	(284)	(254)	(270)	(205)

Profit on disposal of subsidiaries, associates and joint ventures	7	17	-	-
Profit before tax	39	65	109	71

Balance Sheet Information
Loans and advances to customers at amortised cost	£3.9bn	£3.9bn	£5.0bn	£4.0bn
Customer accounts	£6.4bn	£5.9bn	£7.3bn	£5.9bn
Total assets	£7.9bn	£7.1bn	£8.5bn	£7.6bn

Performance Ratios
Return on average economic capital	12%	1%	22%	11%
Cost:income ratio	76%	70%	66%	65%
Cost:net income ratio	90%	84%	71%	74%

Other Financial Measures
Economic (loss)/profit	(£5m)	(£48m)	£46m	£4m
Risk weighted assets	£7.6bn	£6.8bn	£8.7bn	£8.1bn

Key Facts
Number of customers	2.8m	2.8m	2.6m	2.2m
Number of employees (full time equivalent)	14,400	15,000	16,500	15,600

Number of branches	490	491	484	517
Number of sales centres	83	165	169	156
Number of distribution points	573	656	653	673

Results by Business

Barclays Capital - Full Year Ended
Income Statement Information	2009 as Published	Group Structure Changes	2009 as Published	2008 as Published
	£m	£m	£m	£m
Net interest income	1,598	-	1,598	1,724
Net fee and commission income	3,001	-	3,001	1,429

Net trading income	7,185	-	7,185	1,506
Net investment (loss)/income	(164)	-	(164)	559
Principal transactions	7,021	-	7,021	2,065

Other income	5	-	5	13
Total income	11,625	-	11,625	5,231
Impairment charges and other credit provisions	(2,591)	-	(2,591)	(2,423)
Net income	9,034	-	9,034	2,808

Operating expenses excluding amortisation of intangible assets	(6,406)	-	(6,406)	(3,682)
Amortisation of intangible assets	(186)	-	(186)	(92)
Operating expenses	(6,592)	-	(6,592)	(3,774)

Share of post-tax results of associates and joint ventures	22	-	22	6
Gain on acquisition	-	-	-	2,262
Profit before tax	2,464	-	2,464	1,302

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£162.6bn	-	£162.6bn	£206.8bn
Total assets	£1,019.1bn	-	£1,019.1bn	£1,629.1bn
Assets contributing to adjusted gross leverage	£618.2bn	-	£618.2bn	£681.0bn
Group Liquidity pool	£127bn	-	£127bn	£43bn

Performance Ratios
Return on average economic capital	15%	-	15%	20%
Cost:income ratio	57%	-	57%	72%
Cost:net income ratio	73%	-	73%	134%

Other Financial Measures
Economic profit	£195m	-	£195m	£825m
Risk weighted assets	£181.1bn	-	£181.1bn	£227.4bn
Average DVaR (95%)	£77m	-	£77m	£53m
Average total income generated per employee (000s)	£515	-	£515	£281

Key Facts
Number of employees (full time equivalent)	23,200	-	23,200	23,100

Results by Business

Barclays Capital - Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	770	828	1,022	702
Net fee and commission income	1,454	1,547	863	566

Net trading income/(loss)	3,205	3,980	(330)	1,836
Net investment income/(loss)	101	(265)	255	304
Principal transactions	3,306	3,715	(75)	2,140

Other income/(expense)	6	(1)	10	3
Total income	5,536	6,089	1,820	3,411
Impairment charges and other credit provisions	(717)	(1,874)	(1,197)	(1,226)
Net income	4,819	4,215	623	2,185

Operating expenses excluding amortisation of intangible assets	(3,333)	(3,073)	(2,018)	(1,664)
Amortisation of intangible assets	(83)	(103)	(77)	(15)
Operating expenses	(3,416)	(3,176)	(2,095)	(1,679)

Share of post-tax results of associates and joint ventures	14	8	(12)	18
Gain on acquisition	-	-	2,262	-
Profit before tax	1,417	1,047	778	524

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£162.6bn	£173.5bn	£206.8bn	£178.2bn
Total assets	£1,019.1bn	£1,133.7bn	£1,629.1bn	£966.1bn
Assets contributing to adjusted gross leverage	£618.2bn	£591.1bn	£681.0bn	£567.9bn
Group Liquidity pool	£127bn	£88bn	£43bn	n/a

Performance Ratios
Return on average economic capital	19%	12%	31%	7%
Cost:income ratio	62%	52%	115%	49%
Cost:net income ratio	71%	75%	336%	77%

Other Financial Measures
Economic profit/(loss)	£289m	(£94m)	£931m	(£106m)
Risk weighted assets	£181.1bn	£209.8bn	£227.4bn	£168.1bn
Average DVaR (95%)	£66m	£87m	£63m	£44m
Average total income generated per employee (000s)	£243	£272	£86	£209

Key Facts
Number of employees (full time equivalent)	23,200	21,900	23,100	16,300

Results by Business

Barclays Corporate - Full Year Ended
Income Statement Information	2009 as Published[1]	Group Structure Changes	2009 as Restated	2008 as Restated
	£m	£m	£m	£m
Net interest income	1,741	342	2,083	1,934
Net fee and commission income	926	76	1,002	904

Net trading income	25	(7)	18	11
Net investment (loss)/income	(51)	5	(46)	23
Principal transactions	(26)	(2)	(28)	34

Other income	112	12	124	120
Total income	2,753	428	3,181	2,992
Impairment charges and other credit provisions	(974)	(584)	(1,558)	(593)
Net income	1,779	(156)	1,623	2,399

Operating expenses excluding amortisation of intangible assets	(1,009)	(421)	(1,430)	(1,310)
Amortisation of intangible assets	(21)	(15)	(36)	(19)
Operating expenses	(1,030)	(436)	(1,466)	(1,329)

Share of post-tax results of associates and joint ventures	-	-	-	(2)
Profit before tax	749	(592)	157	1,068

Balance Sheet Information
Loans and advances to customers at amortised cost	£59.6bn	£11.1bn	£70.7bn	£79.8bn
Loans and advances to customers at fair value	£13.1bn	-	£13.1bn	£13.0bn
Customer accounts	£62.7bn	£3.6bn	£66.3bn	£60.9bn
Total assets	£75.5bn	£13.3bn	£88.8bn	£98.5bn

Performance Ratios
Return on average economic capital	16%	(14%)	2%	17%
Cost:income ratio	37%	9%	46%	44%
Cost:net income ratio	58%	32%	90%	55%

Other Financial Measures
Economic profit/(loss)	£90m	(£622m)	(£532m)	£285m
Risk weighted assets	£60.3bn	£16.6bn	£76.9bn	£82.8bn

Key Facts
Number of employees (full time equivalent)	9,100	3,800	12,900	14,800

1     Published as Barclays Commercial Banking.

Results by Business

Barclays Corporate - Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	1,042	1,041	1,029	905
Net fee and commission income	494	508	492	412

Net trading income/(loss)	25	(7)	(2)	13
Net investment (loss)/income	(22)	(24)	15	8
Principal transactions	3	(31)	13	21

Other income	4	120	48	72
Total income	1,543	1,638	1,582	1,410
Impairment charges and other credit provisions	(840)	(718)	(393)	(200)
Net income	703	920	1,189	1,210

Operating expenses excluding amortisation of intangible assets	(680)	(750)	(715)	(595)
Amortisation of intangible assets	(18)	(18)	(15)	(4)
Operating expenses	(698)	(768)	(730)	(599)

Share of post-tax results of associates and joint ventures	-	-	(1)	(1)
Profit before tax	5	152	458	610

Balance Sheet Information
Loans and advances to customers at amortised cost	£70.7bn	£74.8bn	£79.8bn	£77.3bn
Loans and advances to customers at fair value	£13.1bn	£12.0bn	£13.0bn	£8.4bn
Customer accounts	£66.3bn	£57.8bn	£60.9bn	£60.1bn
Total assets	£88.8bn	£92.3bn	£98.5bn	£93.1bn

Performance Ratios
Return on average economic capital	(1%)	5%	14%	19%
Cost:income ratio	45%	47%	46%	42%
Cost:net income ratio	99%	83%	61%	50%

Other Financial Measures
Economic (loss)/profit	(£332m)	(£200m)	£95m	£190m
Risk weighted assets	£76.9bn	£77.9bn	£82.8bn	£71.8bn

Key Facts
Number of employees (full time equivalent)	12,900	13,500	14,800	12,300

Results by Business

Barclays Corporate - Geographic Breakdown
Year Ended 31st December 2009

Income Statement Information	UK & Ireland	Continental Europe	New Markets	Total
	£m	£m	£m	£m
Income	2,461	385	335	3,181
Impairment charges and other credit provisions	(879)	(308)	(371)	(1,558)
Operating expenses	(909)	(160)	(397)	(1,466)
Share of post-tax results of associates and joint ventures	-	-	-	-
Profit/(loss) before tax	673	(83)	(433)	157

Balance Sheet Information
Loans and advances to customers at amortised cost	£55.6bn	£11.5bn	£3.6bn	£70.7bn
Loans and advances to customers at fair value	£13.1bn	-	-	£13.1bn
Customer accounts	£58.4bn	£5.6bn	£2.3bn	£66.3bn
Total assets	£71.3bn	£12.8bn	£4.7bn	£88.8bn

Year Ended 31st December 2008

Income Statement Information	UK & Ireland	Continental Europe	New Markets	Total
	£m	£m	£m	£m
Income	2,410	287	295	2,992
Impairment charges and other credit provisions	(374)	(124)	(95)	(593)
Operating expenses	(939)	(141)	(249)	(1,329)
Share of post-tax results of associates and joint ventures	(2)	-	-	(2)
Profit/(loss) before tax	1,095	22	(49)	1,068

Balance Sheet Information
Loans and advances to customers at amortised cost	£63.2bn	£11.5bn	£5.1bn	£79.8bn
Loans and advances to customers at fair value	£13.0bn	-	-	£13.0bn
Customer accounts	£56.4bn	£2.2bn	£2.3bn	£60.9bn
Total assets	£79.5bn	£12.8bn	£6.2bn	£98.5bn

Results by Business

Barclays Corporate - Geographic Breakdown
Half Year Ended 30th June 2009

Income Statement Information	UK & Ireland	Continental Europe	New Markets	Total
	£m	£m	£m	£m
Income	1,266	196	176	1,638
Impairment charges and other credit provisions	(415)	(143)	(160)	(718)
Operating expenses	(482)	(80)	(206)	(768)
Share of post-tax results of associates and joint ventures	-	-	-	-
Profit/(loss) before tax	369	(27)	(190)	152

Balance Sheet Information
Loans and advances to customers at amortised cost	£58.2bn	£12.8bn	£3.8bn	£74.8bn
Loans and advances to customers at fair value	£12.0bn	-	-	£12.0bn
Customer accounts	£52.1bn	£3.7bn	£2.0bn	£57.8bn
Total assets	£73.1bn	£14.4bn	£4.8bn	£92.3bn

Half Year Ended 30th June 2008

Income Statement Information	UK & Ireland	Continental Europe	New Markets	Total
	£m	£m	£m	£m
Income	1,188	123	99	1,410
Impairment charges and other credit provisions	(131)	(42)	(27)	(200)
Operating expenses	(440)	(70)	(89)	(599)
Share of post-tax results of associates and joint ventures	(1)	-	-	(1)
Profit/(loss) before tax	616	11	(17)	610

Balance Sheet Information
Loans and advances to customers at amortised cost	£63.2bn	£11.4bn	£2.7bn	£77.3bn
Loans and advances to customers at fair value	£8.4bn	-	-	£8.4bn
Customer accounts	£56.8bn	£2.1bn	£1.2bn	£60.1bn
Total assets	£76.2bn	£13.0bn	£3.9bn	£93.1bn

Results by Business

Barclays Wealth - Full Year Ended
Income Statement Information	2009 as Published	Group Structure Changes	2009 as Restated	2008 as Restated
	£m	£m	£m	£m
Net interest income	504	(1)	503	485
Net fee and commission income	802	(10)	792	709

Net trading income/(loss)	7	-	7	(11)
Net investment income/(loss)	13	-	13	(333)
Principal transactions	20	-	20	(344)

Net premiums from insurance contracts	-	-	-	136
Other income	7	-	7	26
Total income	1,333	(11)	1,322	1,012
Net claims and benefits incurred under insurance contracts	-	-	-	300
Total income net of insurance claims	1,333	(11)	1,322	1,312
Impairment charges and other credit provisions	(51)	-	(51)	(44)
Net income	1,282	(11)	1,271	1,268

Operating expenses excluding amortisation of intangible assets	(1,114)	9	(1,105)	(907)
Amortisation of intangible assets	(24)	-	(24)	(16)
Operating expenses	(1,138)	9	(1,129)	(923)

Profit on disposal of subsidiaries, associates and joint ventures	1	-	1	326
Profit before tax	145	(2)	143	671

Balance Sheet Information
Loans and advances to customers at amortised cost	£13.1bn	(£0.1bn)	£13.0bn	£11.4bn
Customer accounts	£38.5bn	(£0.1bn)	£38.4bn	£42.3bn
Total assets	£15.1bn	(£0.2bn)	£14.9bn	£13.2bn

Performance Ratios
Return on average economic capital	22%	-	22%	117%
Cost:income ratio	85%	-	85%	70%

Other Financial Measures
Economic profit	£49m	(£3m)	£46m	£552m
Risk weighted assets	£11.4bn	-	£11.4bn	£10.3bn
Average net income generated per member of staff (000s)	£169	(£1)	£168	£175

Key Facts
Number of employees (full time equivalent)	7,400	-	7,400	7,900
Total client assets	£151.3bn	(£0.1bn)	£151.2bn	£145.0bn

Results by Business

Barclays Wealth - Restated Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	257	246	261	224
Net fee and commission income	428	364	366	343

Net trading (loss)/income	(5)	12	(12)	1
Net investment income/(loss)	14	(1)	(163)	(170)
Principal transactions	9	11	(175)	(169)

Net premiums from insurance contracts	-	-	54	82
Other income	5	2	18	8
Total income	699	623	524	488
Net claims and benefits incurred under insurance contracts	-	-	127	173
Total income net of insurance claims	699	623	651	661
Impairment charges and other credit provisions	(30)	(21)	(32)	(12)
Net income	669	602	619	649

Operating expenses excluding amortisation of intangible assets	(591)	(514)	(445)	(462)
Amortisation of intangible assets	(10)	(14)	(11)	(5)
Operating expenses	(601)	(528)	(456)	(467)

Profit on disposal of subsidiaries, associates and joint ventures	-	1	326	-
Profit before tax	68	75	489	182

Balance Sheet Information
Loans and advances to customers at amortised cost	£13.0bn	£11.9bn	£11.4bn	£9.4bn
Customer accounts	£38.4bn	£38.1bn	£42.3bn	£36.5bn
Total assets	£14.9bn	£14.1bn	£13.2bn	£17.7bn

Performance Ratios
Return on average economic capital	26%	19%	171%	58%
Cost:income ratio	86%	85%	70%	71%

Other Financial Measures
Economic profit	£29m	£17m	£430m	£122m
Risk weighted assets	£11.4bn	£10.9bn	£10.3bn	£9.0bn
Average net income generated per member of staff (000s)	£90	£78	£83	£92

Key Facts
Number of employees (full time equivalent)	7,400	7,500	7,900	7,300
Total client assets	£151.2bn	£134.0bn	£145.0bn	£132.3bn

Results by Business

Investment Management1 - Full Year Ended
Income Statement Information	2009 as Published	Group Structure Changes	2009 as Published	2008 as Published
	£m	£m	£m	£m
Net interest income/(loss)	10	-	10	(38)
Net fee and commission (loss)/income	(2)	-	(2)	1

Net trading income/(loss)	20	-	20	(4)
Net investment income/(loss)	11	-	11	(29)
Principal transactions	31	-	31	(33)

Other income/(expense)	1	-	1	(2)
Total income/(loss)	40	-	40	(72)

Operating expenses excluding amortisation of intangible assets	(17)	-	(17)	(274)
Amortisation of intangible assets	-	-	-	-
Operating expenses	(17)	-	(17)	(274)

Loss on disposal of subsidiaries, associates and joint ventures	(1)	-	(1)	-
Profit/(loss) before tax (continuing operations)	22	-	22	(346)

Balance Sheet Information
Total assets	£5.4bn	-	£5.4bn	£71.3bn

1     Separate disclosure of the Investment Management results has been provided to give greater transparency. Income statement information reflects continuing operations. Total assets as at 31st December 2008 include the assets of the discontinued operation of £70.6bn.

Results by Business

Investment Management1 - Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income/(loss)	-	10	(18)	(20)
Net fee and commission income/(loss)	26	(28)	(5)	6

Net trading (loss)/income	(12)	32	15	(19)
Net investment (loss)/income	(3)	14	(53)	24
Principal transactions	(15)	46	(38)	5

Other income/(expense)	1	-	3	(5)
Total income/(loss)	12	28	(58)	(14)

Operating expenses excluding amortisation of intangible assets	(26)	9	(73)	(201)
Amortisation of intangible assets	-	-	(3)	3
Operating expenses	(26)	9	(76)	(198)

Loss on disposal of subsidiaries, associates and joint ventures	(1)	-	-	-
(Loss)/profit before tax (continuing operations)	(15)	37	(134)	(212)

Balance Sheet Information
Total assets	£5.4bn	£67.8bn	£71.3bn	£79.0bn

1     Separate disclosure of the Investment Management results has been provided to give greater transparency. Income statement information reflects continuing operations. Total assets as at 30th June 2009 include the assets of the discontinued operation of £66.4bn, 31st Dec 2008: £70.6bn, 30th June 2008: £76.8bn.

Results by Business

Absa - Full Year Ended
Income Statement Information	2009 as Published[1]	Group Structure Changes	2009 as Restated	2008 as Restated
	£m	£m	£m	£m
Net interest income	1,300	-	1,300	1,104
Net fee and commission income	943	-	943	762

Net trading (loss)/income	(5)	-	(5)	6
Net investment income	128	-	128	105
Principal transactions	123	-	123	111

Net premiums from insurance contracts	294	-	294	234
Other income	60	4	64	102
Total income	2,720	4	2,724	2,313
Net claims and benefits incurred under insurance contracts	(171)	-	(171)	(126)
Total income net of insurance claims	2,549	4	2,553	2,187
Impairment charges and other credit provisions	(567)	-	(567)	(347)
Net income	1,982	4	1,986	1,840

Operating expenses excluding amortisation of intangible assets	(1,418)	18	(1,400)	(1,233)
Amortisation of intangible assets	(51)	-	(51)	(50)
Operating expenses	(1,469)	18	(1,451)	(1,283)

Share of post-tax results of associates and joint ventures	(4)	-	(4)	5
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	(3)	-	(3)	1
Profit before tax	506	22	528	563

Balance Sheet Information
Loans and advances to customers at amortised cost	£36.4bn	-	£36.4bn	£32.7bn
Customer accounts	£19.7bn	-	£19.7bn	£17.0bn
Total assets	£45.8bn	-	£45.8bn	£40.3bn

Performance Ratios
Return on average economic capital	11%	2%	13%	15%
Cost:income ratio	58%	(1%)	57%	59%
Cost:net income ratio	74%	(1%)	73%	70%

Other Financial Measures
Economic (loss)/profit	(£37m)	£22m	(£15m)	£61m
Risk weighted assets	£21.4bn	-	£21.4bn	£18.8bn

Key Facts
Number of corporate customers	100,000	-	100,000	107,000
Number of retail customers	11.4m	-	11.4m	10.4m
Number of ATMs	8,560	-	8,560	8,719
Number of employees (full time equivalent)	33,300	(100)	33,200	35,700

Number of branches	857	-	857	877
Number of sales centres	205	-	205	300
Number of distribution points	1,062	-	1,062	1,177

1     Published as GRCB - Absa.

Results by Business

Absa - Restated Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income	684	616	605	499
Net fee and commission income	509	434	414	348

Net trading income/(loss)	6	(11)	(72)	78
Net investment income	62	66	56	49
Principal transactions	68	55	(16)	127

Net premiums from insurance contracts	156	138	123	111
Other income	22	42	94	8
Total income	1,439	1,285	1,220	1,093
Net claims and benefits incurred under insurance contracts	(96)	(75)	(66)	(60)
Total income net of insurance claims	1,343	1,210	1,154	1,033
Impairment charges and other credit provisions	(272)	(295)	(222)	(125)
Net income	1,071	915	932	908

Operating expenses excluding amortisation of intangible assets	(768)	(632)	(642)	(591)
Amortisation of intangible assets	(26)	(25)	(26)	(24)
Operating expenses	(794)	(657)	(668)	(615)

Share of post-tax results of associates and joint ventures	(4)	-	2	3
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	(4)	1	1	-
Profit before tax	269	259	267	296

Balance Sheet Information
Loans and advances to customers	£36.4bn	£34.1bn	£32.7bn	£28.5bn
Customer accounts	£19.7bn	£18.0bn	£17.0bn	£13.1bn
Total assets	£45.8bn	£42.6bn	£40.3bn	£34.1bn

Performance Ratios
Return on average economic capital	14%	12%	14%	17%
Cost:income ratio	59%	54%	58%	60%
Cost:net income ratio	74%	72%	72%	68%

Other Financial Measures
Economic (loss)/profit	(£1m)	(£14m)	£21m	£40m
Risk weighted assets	£21.4bn	£20.2bn	£18.8bn	£15.8bn

Key Facts
Number of corporate customers	100,000	102,000	107,000	104,000
Number of retail customers	11.4m	11.0m	10.4m	10.0m
Number of ATMs	8,560	8,826	8,719	8,338
Number of employees (full time equivalent)	33,200	33,600	35,700	37,900

Number of branches	857	865	877	871
Number of sales centres	205	208	300	290
Number of distribution points	1,062	1,073	1,177	1,161

Results by Business

Head Office Functions and Other Operations - Full Year Ended
Income Statement Information	2009 as Published	Group Structure Changes	2009 as Published	2008 as Published
	£m	£m	£m	£m
Net interest (loss)/income	(507)	-	(507)	182
Net fee and commission expense	(418)	-	(418)	(486)
		-
Net trading (loss)	(291)	-	(291)	(245)
Net investment (loss)/income	(34)	-	(34)	27
Principal transactions	(325)	-	(325)	(218)

Net premiums from insurance contracts	92	-	92	119
Other income	1,186	-	1,186	26
Total income/(loss)	28	-	28	(377)
Impairment charges and other credit provisions	(16)	-	(16)	(30)
Net income/(loss)	12	-	12	(407)

Operating expenses excluding amortisation of intangible assets	(570)	-	(570)	(451)
Amortisation of intangible assets	-	-	-	-
Operating expenses	(570)	-	(570)	(451)

Share of post-tax results of associates and joint ventures	1	-	1	-
Profit on disposal of subsidiaries, associates and joint ventures	7	-	7	-
Loss before tax	(550)	-	(550)	(858)

Balance Sheet Information
Total assets	£6.4bn	-	£6.4bn	£3.1bn

Other Financial Measures
Risk weighted assets	£0.9bn	-	£0.9bn	£0.4bn
Number of employees (full time equivalent)	1,500	-	1,500	1,400

Results by Business

Head Office Functions and Other Operations - Half Year Ended
Income Statement Information	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Half Year Ended 31.12.08	Half Year Ended 30.06.08
	£m	£m	£m	£m
Net interest income/(loss)	4	(511)	161	21
Net fee and commission expense	(192)	(226)	(244)	(242)

Net trading (loss)/income	(371)	80	(62)	(183)
Net investment (loss)/income	(32)	(2)	(18)	45
Principal transactions	(403)	78	(80)	(138)

Net premiums from insurance contracts	45	47	48	71
Other income	51	1,135	2	24
Total (loss)/income	(495)	523	(113)	(264)
Impairment charges and other credit provisions	(15)	(1)	(27)	(3)
Net (loss)/income	(510)	522	(140)	(267)

Operating expenses excluding amortisation of intangible assets	(377)	(193)	(256)	(195)
Amortisation of intangible assets	(1)	1	-	-
Operating expenses	(378)	(192)	(256)	(195)

Share of post-tax results of associates and joint ventures	-	1	-	-
Profit on disposal of subsidiaries, associates and joint ventures	8	(1)	-	-
Profit before tax	(880)	330	(396)	(462)

Balance Sheet Information
Total assets	£6.4bn	£6.1bn	£3.1bn	£4.5bn

Other Financial Measures
Risk weighted assets	£0.9bn	£0.1bn	£0.4bn	£1.1bn
Number of employees (full time equivalent)	1,500	1,500	1,400	900

Risk Management

Restated Impairment Charges by Business
Year Ended 31.12.2009	Loans and Advances	Available for Sale Assets	Reverse Repurchase Agreements	Total
	£m	£m	£m	£m
UK Retail Banking	1,031	-	-	1,031
Barclaycard	1,798	-	-	1,798
Western Europe Retail Banking	334	4	-	338
Barclays Africa	121	-	-	121
Global Retail Banking	3,284	4	-	3,288

Barclays Capital	1,898	650	43	2,591
Barclays Corporate	1,544	14	-	1,558
Barclays Wealth	51	-	-	51
Corporate and Investment Banking and Wealth Management	3,493	664	43	4,200

Absa	567	-	-	567
Head Office Functions and Other Operations	14	2	-	16
Group	7,358	670	43	8,071

Year Ended 31.12.2008
UK Retail Banking	642	-	-	642
Barclaycard	1,097	-	-	1,097
Western Europe Retail Banking	172	-	-	172
Barclays Africa	71	-	-	71
Global Retail Banking	1,982	-	-	1,982

Barclays Capital	1,936	363	124	2,423
Barclays Corporate	593	-	-	593
Barclays Wealth	44	-	-	44
Corporate and Investment Banking and Wealth Management	2,573	363	124	3,060

Absa	347	-	-	347
Head Office Functions and Other Operations	11	19	-	30
Group	4,913	382	124	5,419

Risk Management

Restated Wholesale Loans and Advances to Customers at Amortised Cost1

As at 31.12.09	Gross Loans and Advances	Impairment Allowance	Loans and Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK Retail Banking[2]	4,002	56	3,946	247	6.2%	95	238
Barclaycard	322	4	318	10	3.1%	17	528
WE Retail Banking[3]	-	-	-	-	-	-	-
Barclays Africa	2,991	124	2,867	227	7.6%	33	110
Barclays Capital	165,624	3,025	162,599	6,411	3.9%	1,898	115
Barclays Corporate	71,125	1,204	69,921	3,148	4.4%	1,298	182
Barclays Wealth	3,495	43	3,452	179	5.1%	17	49
Investment Management	5	-	5	-	-	-	-
Absa	10,077	195	9,882	690	6.8%	67	66
Head Office	1,025	26	999	127	12.4%	14	137
Group	258,666	4,677	253,989	11,039	4.3%	3,439	133

Analysis of Restated Wholesale Loans and Advances to Customers at Amortised Cost Net of Impairment Allowances1

As at 31.12.09	Corporate	Government	Settlement Balances & Cash Collateral	Other Wholesale	Total Wholesale
	£m	£m	£m	£m	£m
UK Retail Banking[2]	3,946	-	-	-	3,946
Barclaycard	318	-	-	-	318
WE Retail Banking[3]	-	-	-	-	-
Barclays Africa	2,056	141	-	670	2,867
Barclays Capital	49,849	3,456	55,672	53,622	162,599
Barclays Corporate	69,553	211	-	157	69,921
Barclays Wealth	2,818	162	-	472	3,452
Investment Management	5	-	-	-	5
Absa	8,695	263	-	924	9,882
Head Office	999	-	-	-	999
Group	138,239	4,233	55,672	55,845	253,989

1     Includes balances to banks.
2     Following the transfer of some corporate customers from Barclays Commercial Bank into UK Retail Banking these customers will continue to be reported as wholesale. UK Retail Banking customers previously reported as retail will continue to be reported as retail.
3     Following the transfer of larger business customers from GRCB - Western Europe to Barclays Corporate, the remaining smaller business customers and balances to banks in Western Europe Retail Banking have been reclassified from wholesale to retail loans and advances. This reflects the management of these balances as part of the Retail SME portfolio within Western Europe Retail Banking.

Risk Management

Restated Retail Loans and Advances to Customers at Amortised Cost1

As at 31.12.09	Gross Loans & Advances	Impairment Allowance	Loans & Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bp
UK Retail Banking[2]	101,064	1,587	99,477	3,108	3.1%	936	93
Barclaycard	29,460	2,670	26,790	3,392	11.5%	1,781	605
WE Retail Banking[3]	42,012	673	41,339	1,410	3.4%	334	80
Barclays Africa	1,811	138	1,673	163	9.0%	88	486
Barclays Corporate	1,882	340	1,542	397	21.1%	246	1,307
Barclays Wealth	9,972	56	9,916	306	3.1%	34	34
Absa	27,288	655	26,633	2,573	9.4%	500	183
Group	213,489	6,119	207,370	11,349	5.3%	3,919	184

Analysis of Restated Retail Loans and Advances to Customers at Amortised Cost Net of Impairment Allowances1

As at 31.12.09	Home Loans	Cards and Unsecured Loans	Other Retail	Total Retail
	£m	£m	£m	£m
UK Retail Banking[2]	87,943	7,329	4,205	99,477
Barclaycard	-	21,564	5,226	26,790
WE Retail Banking[3]	34,506	3,511	3,322	41,339
Barclays Africa	142	1,520	11	1,673
Barclays Corporate	396	984	162	1,542
Barclays Wealth	5,620	1,822	2,474	9,916
Absa	20,492	1,003	5,138	26,633
Group	149,099	37,733	20,538	207,370

1     Includes balances to banks.
2     Following the transfer of some corporate customers from Barclays Commercial Bank into UK Retail Banking these customers will continue to be reported as wholesale. UK Retail Banking customers previously reported as retail will continue to be reported as retail.
3     Following the transfer of larger business customers from GRCB - Western Europe to Barclays Corporate, the remaining smaller business customers and balances to banks in Western Europe Retail Banking have been reclassified from wholesale to retail loans and advances. This reflects the management of these balances as part of the Retail SME portfolio within Western Europe Retail Banking.

Capital and Performance Management

Restated Total Assets
	As at 31.12.09	As at 30.06.09	As at 31.12.08
	£m	£m	£m
UK Retail Banking	109,327	106,898	105,873
Barclaycard	30,274	29,589	30,985
Western Europe Retail Banking	51,027	45,224	52,007
Barclays Africa	7,893	7,072	8,472
Barclays Capital	1,019,120	1,133,685	1,629,117
Barclays Corporate	88,798	92,303	98,529
Barclays Wealth	14,889	14,063	13,232
Investment Management[1]	5,406	67,842	71,340
Absa	45,765	42,596	40,279
Head Office Functions and Other Operations	6,430	6,066	3,146
Total assets	1,378,929	1,545,338	2,052,980

Restated Risk Weighted Assets
	As at 31.12.09	As at 30.06.09	As at 31.12.08
	£m	£m	£m
UK Retail Banking	35,876	35,316	34,347
Barclaycard	30,566	26,860	27,316
Western Europe Retail Banking	16,811	14,591	19,276
Barclays Africa	7,649	6,806	8,707
Barclays Capital	181,117	209,783	227,448
Barclays Corporate	76,928	77,936	82,826
Barclays Wealth	11,353	10,862	10,276
Investment Management[2]	73	3,659	3,910
Absa	21,410	20,163	18,846
Head Office Functions and Other Operations	870	78	350
Total risk weighted assets	382,653	406,054	433,302

1     Includes assets on discontinued operations (June 2009: £66,392m, Dec 2008: £70,612m).
2     Includes risk weighted assets on discontinued operations.

Capital and Performance Management

Restated Economic Capital Demand1
	Average Year Ended 31.12.09	Average Half Year Ended 30.06.09	Average Year Ended 31.12.08
	£m	£m	£m
UK Retail Banking	4,000	4,100	4,250
Barclaycard	3,350	3,300	2,700
Western Europe Retail Banking	1,450	1,500	1,200
Barclays Africa	700	800	700
Barclays Capital	10,750	11,000	8,250
Barclays Corporate	4,750	4,800	4,300
Barclays Wealth	550	600	500
Investment Management	1,000	750	400
Absa	1,200	1,200	1,100
Head Office Functions and Other Operations	100	100	50
Economic capital requirement (excluding goodwill)	27,850	28,150	23,450
Average historic goodwill and intangible assets[2]	11,000	11,050	9,450
Total economic capital requirement	38,850	39,200	32,900

Restated Economic Profit
	Year Ended 31.12.09	Half Year Ended 30.06.09	Year Ended 31.12.08
	£m	£m	£m
UK Retail Banking	(7)	(38)	768
Barclaycard	18	28	318
Western Europe Retail Banking	13	(46)	207
Barclays Africa	(53)	(48)	50
Barclays Capital	195	(94)	825
Barclays Corporate	(532)	(200)	285
Barclays Wealth	46	17	552
Investment Management[3]	6,647	65	289
Absa	(15)	(14)	61
Head Office Functions and Other Operations	(58)	693	(953)
	6,254	363	2,402
Historic goodwill and intangibles arising on acquisition	(1,374)	(691)	(989)
Variance to average shareholders' funds (excluding non-controlling interest)	(5)	201	347
Economic profit/(loss)	4,875	(127)	1,760

1     Calculated using an adjusted average over the year and rounded to the nearest £50m for presentation purposes. Economic Capital Demand excludes the economic capital calculated for pension risk.
2     Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.
3     Full-year 2009 includes a profit before tax on disposal of Barclays Global Investors of £6,331m.

Capital and Performance Management

Analysis of Restated Net Interest Income
	Year Ended 31.12.09	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Year Ended 31.12.08
	£m	£m	£m	£m
Net interest income pre product structural hedge	8,654	4,338	4,316	8,845
Net interest income from product structural hedge	1,364	693	671	44
Share of benefit of interest income on Group equity	799	391	408	712
Total GRB, Barclays Corporate, Barclays Wealth and Absa net interest income	10,817	5,422	5,395	9,601
Barclays Capital net interest income	1,598	770	828	1,724
Investment Management net interest income/(expense)	10	-	10	(38)
Other net interest (expense)/ income	(507)	4	(511)	182
Group net interest income from continuing operations	11,918	6,196	5,722	11,469
Barclays Global Investors (discontinued operations)	33	33	-	-
Group net interest income	11,951	6,229	5,722	11,469

Restated Net Interest Margin1
	Year Ended 31.12.09	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Year Ended 31.12.08
	%	%	%	%
UK Retail Banking	1.45	1.42	1.48	1.75
Barclaycard	9.69	9.59	9.79	7.58
Western Europe Retail Banking	1.66	1.44	1.88	1.65
Barclays Africa	4.60	4.78	4.46	3.95
Barclays Corporate	1.65	1.65	1.66	1.64
Barclays Wealth	1.02	1.05	0.99	1.04
Absa	2.61	2.64	2.57	2.68
GRB, Barclays Corporate, Barclays Wealth and Absa	2.11	2.08	2.14	2.07

Net Interest income divided by total average assets for Total GRB, Barclays Corporate, Barclays Wealth and Absa results in an aggregate margin of 3.68% (2008: 3.67%).

1     Net Interest Margin is expressed as annualised net interest income divided by the sum of the average assets and average liabilities for GRB, Barclays Corporate, Barclays Wealth and Absa.

Capital and Performance Management

Restated Average Balances
	Year Ended 31.12.09	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Year Ended 31.12.08
	£m	£m	£m	£m
UK Retail Banking assets	102,043	103,180	100,887	94,656
UK Retail Banking liabilities	93,619	94,238	92,990	90,453
Barclaycard assets	28,102	28,256	27,948	23,552
Western Europe Retail Banking assets	38,999	38,985	37,973	30,366
Western Europe Retail Banking liabilities	13,170	16,615	11,679	8,661
Barclays Africa assets	4,408	4,193	4,601	4,213
Barclays Africa liabilities	6,409	6,231	6,555	6,037
Barclays Corporate assets	75,703	74,499	78,110	71,498
Barclays Corporate liabilities	50,511	50,927	48,355	46,451
Barclays Wealth assets	12,268	12,452	12,081	9,725
Barclays Wealth liabilities	37,122	36,182	38,077	37,115
Absa assets	32,483	33,161	31,805	27,706
Absa liabilities	17,380	18,302	16,458	13,454
Total GRB, Barclays Corporate, Barclays Wealth and Absa average assets	294,006	294,726	293,405	261,715
Total GRB, Barclays Corporate, Barclays Wealth and Absa average liabilities	218,211	222,495	214,114	202,172

Restated Asset and Liability Margins
	Year Ended 31.12.09	Half Year Ended 31.12.09	Half Year Ended 30.06.09	Year Ended 31.12.08
	%	%	%	%
UK Retail Banking assets	1.39	1.28	1.51	1.33
UK Retail Banking liabilities	1.38	1.47	1.28	2.03
Barclaycard assets	8.97	8.96	9.06	6.92
Western Europe Retail Banking assets	1.31	1.37	1.28	1.21
Western Europe Retail Banking liabilities	0.43	0.27	0.59	1.20
Barclays Africa assets	5.75	6.88	4.72	4.64
Barclays Africa liabilities	2.70	2.49	2.92	2.33
Barclays Corporate assets	1.65	1.60	1.66	1.54
Barclays Corporate liabilities	1.10	1.14	1.10	1.37
Barclays Wealth assets	1.01	0.89	1.13	1.04
Barclays Wealth liabilities	0.96	1.12	0.80	0.95
Absa assets	2.68	2.64	2.74	2.79
Absa liabilities	2.43	2.45	2.43	3.06

Notes

Restated Number of Employees (Full Time Equivalent)
	Year Ended 31.12.09	Half Year Ended 30.06.09	Year Ended 31.12.08
	£m	£m	£m
UK Retail Banking	31,900	32,800	33,800
Barclaycard	10,100	10,100	10,300
Western Europe Retail Banking	9,600	9,300	9,300
Barclays Africa	14,400	15,000	16,500
Barclays Capital	23,200	21,900	23,100
Barclays Corporate	12,900	13,500	14,800
Barclays Wealth	7,400	7,500	7,900
Absa	33,200	33,600	35,700
Head Office Functions and Other Operations	1,500	1,500	1,400
Total Group permanent and fixed term contract staff worldwide	144,200	145,200	152,800

Notes

Movements between Businesses
Income Statement	UK Retail Banking	Barclaycard	WE Retail Banking	Barclays Africa
Year Ended 31st December 2009	£m	£m	£m	£m
Net interest income	218	-	(314)	(245)
Net fee and commission income	74	-	(86)	(54)
Principal transactions	-	-	9	(7)
Net premiums from insurance contracts	-	-	-	-
Other income	(1)	(1)	(14)	-
Total income	291	(1)	(405)	(306)
Net claims and benefits incurred under insurance contracts	-	-	-	-
Total income net of insurance claims	291	(1)	(405)	(306)
Impairment charges and other credit provisions	(95)	-	329	350
Net income	196	(1)	(76)	44

Operating expenses excluding amortisation of intangible assets	(96)	(33)	210	313
Amortisation of intangible assets	(2)	-	16	1
Operating expenses	(98)	(33)	226	314

Share of post-tax results of associates and joint ventures	-	-	-	-
Profit on disposal of subsidiaries, associates and joint ventures	-	-	-	-
Gain on acquisition	-	-	-	-
Profit before tax	98	(34)	150	358

Other Financial Indicators
Total assets as at 31.12.2009	£4.1bn	£0.1bn	(£13.2bn)	(£4.0bn)
Risk weighted assets as at 31.12.2009	£3.7bn	-	(£15.6bn)	(£4.8bn)

Income Statement
Year Ended 31st December 2008
Net interest income	249	-	(233)	(192)
Net fee and commission income	85	-	(62)	(55)
Principal transactions	-	-	11	(22)
Net premiums from insurance contracts	-	-	-	-
Other income	4	2	(12)	1
Total income	338	2	(296)	(268)
Net claims and benefits incurred under insurance contracts	-	-	-	-
Total income net of insurance claims	338	2	(296)	(268)
Impairment charges and other credit provisions	(40)	-	125	94
Net income	298	2	(171)	(174)

Operating expenses excluding amortisation of intangible assets	(107)	(25)	147	213
Amortisation of intangible assets	(2)	-	6	-
Operating expenses	(109)	(25)	153	213

Share of post-tax results of associates and joint ventures	-	-	-	-
Profit on disposal of subsidiaries, associates and joint ventures	-	-	-	-
Gain on acquisition	-	-	-	-
Profit before tax	189	(23)	(18)	39

Other Financial Indicators
Total assets as at 31.12.2008	£4.5bn	£0.1bn	(£13.5bn)	(£5.4bn)
Risk weighted assets as at 31.12.2008	£3.8bn	-	(£17.7bn)	(£5.9bn)

1     Separate disclosure of the Investment Management results has been provided to give greater transparency.

Notes

Barclays Capital	Barclays Corporate	Barclays Wealth	Investment M'gmt[1]	Absa	Head Office	Total
£m	£m	£m	£m	£m	£m	£m
-	342	(1)	-	-	-	-
-	76	(10)	-	-	-	-
-	(2)	-	-	-	-	-
-	-	-	-	-	-	-
-	12	-	-	4	-	-
-	428	(11)	-	4	-	-
-	-	-	-	-	-	-
-	428	(11)	-	4	-	-
-	(584)	-	-	-	-	-
-	(156)	(11)	-	4	-	-

-	(421)	9	-	18	-	-
-	(15)	-	-	-	-	-
-	(436)	9	-	18	-	-

-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	(592)	(2)	-	22	-	-

-	£13.3bn	(£0.2bn)	-	-	-	-
-	£16.6bn	-	-	-	-	-

-	177	(1)	-	-	-	-
-	43	(11)	-	-	-	-
-	12	-	-	-	-	-
-	-	-	-	-	-	-
-	15	-	-	(11)	-	-
-	247	(12)	-	(11)	-	-
-	-	-	-	-	-	-
-	247	(12)	-	(11)	-	-
-	(179)	-	-	-	-	-
-	68	(12)	-	(11)	-	-

-	(262)	12	-	22	-	-
-	(4)	-	-	-	-	-
-	(266)	12	-	22	-	-

-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	(198)	-	-	11	-	-

-	£14.5bn	(£0.1bn)	-	(£0.1bn)	-	-
-	£19.7bn	-	-	-	-	-

Notes

Reporting by Business Segment
Income Statement	UK Retail Banking	Barclaycard	WE Retail Banking	Barclays Africa
Year Ended 31st December 2009	£m	£m	£m	£m
Net interest income/(loss)	2,842	2,723	868	498
Net fee and commission income/(loss)	1,299	1,271	352	178
Principal transactions	-	22	132	61
Net premiums from insurance contracts	198	44	544	-
Other income/(expense)	5	1	(6)	2
Total income	4,344	4,061	1,890	739
Net claims and benefits incurred under insurance contracts	(68)	(20)	(572)	-
Total income net of insurance claims	4,276	4,041	1,318	739
Impairment charges and other credit provisions	(1,031)	(1,798)	(338)	(121)
Net income	3,245	2,243	980	618

Operating expenses excluding amortisation of intangible assets	(2,496)	(1,445)	(865)	(533)
Amortisation of intangible assets	(42)	(82)	(22)	(5)
Operating expenses	(2,538)	(1,527)	(887)	(538)

Share of post-tax results of associates and joint ventures	3	8	4	-
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	-	3	157	24
Gain on acquisition	-	-	26	-
Profit/(loss) before tax	710	727	280	104

Other Financial Indicators
Total assets as at 31.12.2009	£109.3bn	£30.3bn	£51.0bn	£7.9bn
Risk weighted assets as at 31.12.2009	£35.9bn	£30.6bn	£16.8bn	£7.6bn

Income Statement
Year Ended 31st December 2008
Net interest income/(loss)	3,245	1,786	642	405
Net fee and commission income/(loss)	1,384	1,299	327	162
Principal transactions	-	82	165	157
Net premiums from insurance contracts	205	44	352	-
Other income/(expense)	21	21	38	2
Total income	4,855	3,232	1,524	726
Net claims and benefits incurred under insurance contracts	(35)	(11)	(365)	-
Total income net of insurance claims	4,820	3,221	1,159	726
Impairment charges and other credit provisions	(642)	(1,097)	(172)	(71)
Net income	4,178	2,124	987	655

Operating expenses excluding amortisation of intangible assets	(2,606)	(1,386)	(794)	(472)
Amortisation of intangible assets	(22)	(61)	(13)	(3)
Operating expenses	(2,628)	(1,447)	(807)	(475)

Share of post-tax results of associates and joint ventures	8	(3)	-	-
Profit on disposal of subsidiaries, associates and joint ventures	-	-	-	-
Gain on acquisition	-	92	52	-
Profit/(loss) before tax	1,558	766	232	180

Other Financial Indicators
Total assets as at 31.12.2008	£105.9bn	£31.0bn	£52.0bn	£8.5bn
Risk weighted assets as at 31.12.2008	£34.3bn	£27.3bn	£19.3bn	£8.7bn

1     Separate disclosure of the Investment Management results has been provided to give greater transparency. Includes assets on discontinued operations (Dec 2008: £70.6bn).

Notes

Barclays Capital	Barclays Corporate	Barclays Wealth	Investment M'gmt[1]	Absa	Head Office	Total
£m	£m	£m	£m	£m	£m	£m
1,598	2,083	503	10	1,300	(507)	11,918
3,001	1,002	792	(2)	943	(418)	8,418
7,021	(28)	20	31	123	(325)	7,057
-	-	-	-	294	92	1,172
5	124	7	1	64	1,186	1,389
11,625	3,181	1,322	40	2,724	28	29,954
-	-	-	-	(171)	-	(831)
11,625	3,181	1,322	40	2,553	28	29,123
(2,591)	(1,558)	(51)	-	(567)	(16)	(8,071)
9,034	1,623	1,271	40	1,986	12	21,052

(6,406)	(1,430)	(1,105)	(17)	(1,400)	(570)	(16,267)
(186)	(36)	(24)	-	(51)	-	(448)
(6,592)	(1,466)	(1,129)	(17)	(1,451)	(570)	(16,715)

22	-	-	-	(4)	1	34
-	-	1	(1)	(3)	7	188
-	-	-	-	-	-	26
2,464	157	143	22	528	(550)	4,585

£1,019.1bn	£88.8bn	£14.9bn	£5.4bn	£45.8bn	£6.4bn	£1,378.9bn
£181.1bn	£76.9bn	£11.4bn	£0.1bn	£21.4bn	£0.9bn	£382.7bn

1,724	1,934	485	(38)	1,104	182	11,469
1,429	904	709	1	762	(486)	6,491
2,065	34	(344)	(33)	111	(218)	2,019
-	-	136	-	234	119	1,090
13	120	26	(2)	102	26	367
5,231	2,992	1,012	(72)	2,313	(377)	21,436
-	-	300	-	(126)	-	(237)
5,231	2,992	1,312	(72)	2,187	(377)	21,199
(2,423)	(593)	(44)	-	(347)	(30)	(5,419)
2,808	2,399	1,268	(72)	1,840	(407)	15,780

(3,682)	(1,310)	(907)	(274)	(1,233)	(451)	(13,115)
(92)	(19)	(16)	-	(50)	-	(276)
(3,774)	(1,329)	(923)	(274)	(1,283)	(451)	(13,391)

6	(2)	-	-	5	-	14
-	-	326	-	1	-	327
2,262	-	-	-	-	-	2,406
1,302	1,068	671	(346)	563	(858)	5,136

£1,629.1bn	£98.5bn	£13.2bn	£71.3bn	£40.3bn	£3.1bn	£2,053.0bn
£227.4bn	£82.8bn	£10.3bn	£3.9bn	£18.8bn	£0.4bn	£433.3bn